82-3023

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175


03050448

March 24, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. U.S.A. 20549

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) News Release dated February 27, 2003
(b) News Release dated March 7, 2003
(c) Material Change Report dated Feburary 27, 2003
(d) Material Change Report dated March 7, 2003
(e) Form 20 re: Private Placement

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited



Ronald Haller
Secretary



File Number: 82-4991

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON 2003/02/27

GOLDEN HOPE MINES LIMITED ("YGH-V;GOLH-0")
- Granting of Incentive Stock Options

The Company wishes to announce that it is granting incentive stock options to purchase a total of 200,000 common shares in its capital stock, at a price of $0.15 per share, exercisable on or before February 27, 2008.

The closing price of the Company's shares on February 24, 2003 was $0.20.

ON BEHALF OF THE BOARD
Debra Chapman
Assistant Secretary

TEL: 604-434-8829 Debra Chapman

File Number: 82-4991

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON 2003/03/07

GOLDEN HOPE MINES LIMITED ("YGH-V;GOLH-0")
- Exploration Drilling in Progress

Diamond drilling has commenced on the Bellechasse Property of Golden Hope Mines Limited in the Eastern Townships, south of Quebec City, Quebec. The initial drill holes will explore untested anomalous conditions indicative of possible underlying gold occurrences peripheral to the established Bellechasse Deposit. The Bellechasse Deposit is a partially defined concentration of gold mineralization exposed by stripping over an area approximately 600 feet by 600 feet. Further definition work on the deposit consisting of bulk sampling and large core drilling is scheduled for the summer of 2003.

TEL: 514-481-3172 Peter H. Smith, Ph.D., P.Eng.

File Number: 82-4991

Form 27
Securities Act

<u>MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT</u>

1. **Reporting Issuer**

Golden Hope Mines Limited
Suite 1320
4 King Street
Toronto, Ontario
M5H 1B6

2. **Date of Material Change**

February 27, 2003

3. **Press Release**

Market News Publishing Inc. – February 27, 2003

4. **Summary of Material Change**

<u>Granting of incentive stock options</u>

5. **Full Description of Material Change**

Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

N/A

8. **Senior Officer**

Ronald Haller
(416) 363-1240

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 27th day of February, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   March 7, 2003

3. **Press Release**

   Market News Publishing Inc. – March 7, 2003

4. **Summary of Material Change**

   Exploration drilling in progress

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 7th day of March, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

FORM 20
SECURITIES ACT

REPORT OF TRADE UNDER CLAUSE 72 (1) (a), (c), (d), (i), (p) or (q) OF THE ACT OR CLAUSE 14 (f) OF THE REGULATION.

(NOTE: CIRCLE APPLICABLE CLAUSE)

NOTE: This report is not require where a bank listed in Schedule I or II to the **Bank Act** (Canada) or a loan corporation or trust corporation registered under the **Loan and Trust Corporations Act** acquires from customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1. Full name and address of the Vendor

   GOLDEN HOPE MINES LIMITED
   4 King Street West
   Suite 1320
   Toronto, ON
   M5H 1B6

2. Name and address of the issuer of the security traded and description of the security

   GOLDEN HOPE MINES LIMITED
   4 King Street West
   Suite 1320
   Toronto, ON
   M5H 1B6

   Common shares and common share purchase warrants

3. Date of trade(s)

   January 15, 2003

4. If the trade(s) involved securities in which a published market exists or the trade(s) (were) made pursuant to clause 72(1) (p) of the Act or if the issuer of the securities is not a reporting issuer, complete clause (a) of this section otherwise complete either clause (a) or clause (b).

a.

Full name and Address of Purchasers	Amount or Number of Securities Purchased	Purchase Price
Unigraphic Litho Inc. 330-4950 Queen Mary Rd. Montreal, Quebec H3W 1X3	2,000,000 common shares and a warrant to purchase an additional 2,000,000 common shares at $0.10 Per share within two (2) Years.	$200,000.00 (0.10 per common share)

b. The vendor had prepared and certified a list comprising the information required by clause (a) of this Section 4 and such certified list is available for inspection by any duly authorized representative of the Commission at the following address within Ontario:

N/A

5. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.

Walter Hryniw
5267 Loyola Street
Montreal, Quebec H1S 1R9

Commission paid - $20,000

6. Calculation of Fees payable upon filing Form 20:

The greater of:
$100.00 and 0.04
percent of the Total
Gross proceeds realized
in Ontario: <u>($200,000.00)</u>

TOTAL FEE PAYABLE: $100.00

CERTIFICATE OF VENDOR OR AGENT OF VENDOR:

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Toronto, Ontario, this 24th day of January, 2003

GOLDEN HOPE MINES LIMITED

____
(name of vendor or agent – please print)



____
(signature)

Secretary

____
(official capacity – please print)

Ronald Haller

____
(please print here name of individual whose signature appears above, if different from name of vendor, or agent printed above)